

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2012

<u>Via E-mail</u>
Mr. Kristian Shiorring
Chief Executive and Chief
  Financial Officer
Bioflamex Corporation
Christiansvej 28
2920 Charlottenlund, Denmark

> **Re: Bioflamex Corporation**
> **Form 8-K**
> **Filed June 22, 2012**
> **File No. 000-53712**

Dear Mr. Shiorring:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K filed on June 22, 2012</u>

<u>Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.</u>

1. Please revise your Form 8-K to include a clear description of the underlying facts that contributed to misreporting certain material agreements as well as the amount of the corrections that will be recorded to certain liabilities, expenses and other line items in each of the reporting periods impacted. See the Instructions to Item 4.02(a)(2) of Form 8-K. Please note your amended Item 4.02 8-K is required to be filed within five business days.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3341 if you have questions regarding comments on the financial statements and related matters or any other questions.

Sincerely,

/s/ Brian McAllister

Brian McAllister
Staff Accountant
Office of Beverages, Apparel, and Mining